# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Athira Pharma, Inc., CIK 0001620463
CUSIP: 04746L104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, Washington (WA), 98011
Date of event which requires filing of this statement: 04/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001358629

## Reporting persons
- Steven Michael Oliveira: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,994,649; sole dispositive power 0; shared dispositive power 1,994,649; aggregate amount beneficially owned 1,994,649 (5.109% of the class)
- Nemean Asset Management, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,644,649; sole dispositive power 0; shared dispositive power 1,644,649; aggregate amount beneficially owned 1,644,649 (4.212% of the class)
- South Ocean Capital Management LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.006% of the class)
- South Ocean Capital LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.003% of the class)

## Item 1. Issuer
Name of issuer: Athira Pharma, Inc.
Address of issuer's principal executive offices: 18706 NORTH CREEK PARKWAY, SUITE 104, BOTHELL, WA 98011

## Item 2. Person Filing
Name of person filing:
Steven Michael Oliveira

Neaman Asset Management, LLC

South Ocean Capital Management LLC

South Ocean Capital LLC
Address of principal business office or, if none, residence: 207 Commodore Drive, Jupiter FL 33477 (for all filers)
Citizenship:
US

FL

FL

FL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,994,649
Percent of class: 5.109
Sole power to vote or to direct the vote:
Steven Oliveira - 0

Neaman Asset Management, LLC - 0

South Ocean Capital Management LLC - 0

South Ocean Capital LLC - 0
Shared power to vote or to direct the vote:
Steven Oliveira - 1,994,649

Neaman Asset Management, LLC - 1,644,649

South Ocean Capital Management LLC - 250,000

South Ocean Capital LLC - 100,000
Sole power to dispose or to direct the disposition:
Steven Oliveira - 0

Neaman Asset Management, LLC - 0

South Ocean Capital Management LLC - 0

South Ocean Capital LLC - 0
Shared power to dispose or to direct the disposition: 1,994,649

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Steven Michael Oliveira: /s/ Steven Michael Oliveira, Steven Michael Oliveira (04/16/2025)
- Nemean Asset Management, LLC: /s/ Steven Oliveira, Steven Oliveira, Authorized Signer (04/16/2025)
- South Ocean Capital Management LLC: /s/ Steven Oliveira, Steven Oliveira, Authorized Signer (04/16/2025)
- South Ocean Capital LLC: /s/ Steven Oliveira, Steven Oliveira, Authorized Signer (04/16/2025)